Exhibit 99.1

Third Quarter Interim Statement

January – September 2018

2	Group Interim Statement

Contents

MorphoSys Group:

Third Quarter Interim Statement January – September 2018

3	SUMMARY

6	GROUP INTERIM STATEMENT
6	OPERATING BUSINESS PERFORMANCE
10	HUMAN RESOURCES
10	KEY FINANCIAL FIGURES
14	SUBSEQUENT EVENTS
15	FINANCIAL GUIDANCE

16	INTERIM CONSOLIDAıTED FINANCIAL STATEMENTS
16	CONSOLIDATED INCOME STATEMENT (IFRS) FOR THE FIRST NINE MONTHS OF 2018 AND 2017 (UNAUDITED)
17	CONSOLIDATED BALANCE SHEET (IFRS) AS OF SEPTEMBER 30, 2018 (UNAUDITED) AND DECEMBER 31, 2017 (AUDITED)
19	CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (IFRS) AS OF SEPTEMBER 30, 2018 AND 2017 (UNAUDITED)
21	CONSOLIDATED STATEMENT OF CASH FLOWS (IFRS) FOR THE FIRST NINE MONTHS OF 2018 AND 2017 (UNAUDITED)

Group Interim Statement	3

Summary of the Third Quarter of 2018

FINANCIAL RESULTS FOR THE FIRST NINE MONTHS OF 2018

•	Group revenues in the first nine months of 2018 totaled € 66.0 million (Q1-Q3 2017: € 38.6 million) and EBIT amounted to € -13.0 million (Q1-Q3 2017: € -53.8 million).

•	The Group’s liquidity position on September 30, 2018 was € 481.2 million (December 31, 2017: € 312.2 million).

•

The Company raised its 2018 financial guidance following the signing of a license agreement with Novartis for MOR106 and now expects revenues in 2018 of € 67 million to € 72 million, an EBIT of € -55 million to € -65 million and R&D expenses for proprietary programs and technology development of € 87 million to € 97 million.

OPERATING HIGHLIGHTS FOR THE THIRD QUARTER OF 2018

PROPRIETARY DEVELOPMENT

•

In July 2018, MorphoSys and Galapagos NV announced the signing of an exclusive worldwide license agreement with Novartis Pharma AG to develop and commercialize their joint drug program MOR106. Under the terms of this agreement, MorphoSys and Galapagos jointly received an upfront payment of € 95 million from Novartis. In addition, MorphoSys and Galapagos are jointly eligible to receive performance-based milestone payments of up to approximately € 850 million, in addition to tiered royalties on net commercial sales in the range of up to low-teens to low-twenties. The agreement became effective on September 10, 2018, upon U.S. antitrust clearance.

•

In August 2018, MorphoSys announced that its licensee I-Mab Biopharma has submitted an investigational new drug (IND) application for TJ202/MOR202 for the treatment of multiple myeloma in China. In November 2017, I-Mab Biopharma obtained exclusive rights to develop MOR202 in multiple myeloma in China, Hong Kong, Taiwan and Macao.

•

In September 2018, MorphoSys and Galapagos announced the start of a phase 1 bridging study testing the subcutaneous administration of MOR106 in healthy volunteers and patients with moderate to severe atopic dermatitis.

PARTNERED DISCOVERY

•

In July 2018, MorphoSys announced that licensee Janssen had initiated a pivotal phase 2/3 clinical program (GALAXI) with Tremfya® (guselkumab) for the treatment of patients with Crohn’s disease. In connection with the start of the program, MorphoSys received two milestone payments from Janssen.

•

On September 12, 2018, MorphoSys’s licensee Janssen presented positive data on long-term patient-reported outcomes for Tremfya® in psoriasis at the European Academy of Dermatology and Venereology (EADV) 2018 Congress in Paris, France.

•

In September 2018, MorphoSys and LEO Pharma announced the expansion of their existing strategic alliance to jointly discover and develop antibody-based therapies in dermatology. MorphoSys will apply its proprietary peptide technology to identify new drugs for LEO Pharma and will also receive an exclusive option to secure worldwide rights to any drugs arising from the collaboration in the field of oncology.

•	In late September 2018, Janssen announced the initiation of a phase 3 clinical trial (PROTOSTAR) with Tremfya® (guselkumab) in pediatric psoriasis patients.

MorphoSys – III/2018

4	Group Interim Statement

CORPORATE DEVELOPMENTS

•	In July 2018, MorphoSys announced the formation of its wholly owned subsidiary MorphoSys US Inc.

•	Effective September 24, 2018, MorphoSys joined the German MDAX stock index. MorphoSys remains a member of the TecDAX segment.

•	At the end of the third quarter of 2018, MorphoSys’s pipeline comprised a total of 115 drug candidates, 29 of which are in clinical development.

MORPHOSYS PRODUCT PIPELINE AS OF SEPTEMBER 30, 2018

Program/Partner	Indication	Phase 1	Phase 2	Phase 3	Launched
Tremfya® (Guselkumab)*, Janssen	Psoriasis				
Gantenerumab, Roche	Alzheimer's disease				
MOR208	DLBCL, CLL/SLL				
Anetumab Ravtansine (BAY94-9343), Bayer	Solid tumors				
BAY1093884, Bayer	Hemophilia				
BHQ880, Novartis	Multiple myeloma				
Bimagrumab (BYM338), Novartis	Musculoskeletal diseases				
CNTO6785, Janssen	Inflammation				
Ianalumab (VAY736), Novartis	Inflammation				
MOR103/GSK3196165**, GSK	Inflammation				
MOR106, Novartis/Galapagos***	Inflammation				
MOR202, I-Mab Biopharma ****	Multiple myeloma				
NOV-12, Novartis	Prevention of thrombosis				
Setrusumab (BPS804), Mereo/Novartis	Brittle bone syndrome				
Tesidolumab (LFG316), Novartis	Eye diseases				
Utomilumab (PF-05082566), Pfizer	Cancer				
Xentuzumab (BI-836845), BI	Solid tumors				
BAY2287411, Bayer	Cancer				
Elgemtumab (LJM716), Novartis	Cancer				
MOR107 (LP2-3)*****, Lanthio Pharma	Not disclosed				
NOV-7, Novartis	Eye diseases				
NOV-8, Novartis	Inflammation				
NOV-9, Novartis	Diabetic eye diseases				
NOV-10, Novartis	Cancer				
NOV-11, Novartis	Blood disorders				
NOV-13, Novartis	Cancer				
NOV-14, Novartis	Asthma				
PRV-300 (CNTO3157), Provention Bio	Inflammation				
Vantictumab (OMP-18R5), OncoMed	Solid tumors				

Partnered Discovery Programs

Proprietary Development Programs

Out-licensed Proprietary Developments Programs

Most Advanced Development Stage

* We still consider Tremfya® a phase 3 compound due to ongoing studies in various indications

** MOR103/GSK3196165 is fully out-licensed to GSK

*** License agreement as of July 19, 2018

**** For development in China, Hong Kong, Taiwan, Macao

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Group Interim Statement	5

***** A phase 1 study in healthy volunteers was completed; MOR107 is currently in preclinical investigation with a focus on oncology indications

MorphoSys – III/2018

6	Group Interim Statement

Group Interim Statement:

January 1 – September 30, 2018

Operating Business Performance

PROPRIETARY DEVELOPMENT

MorphoSys’s proprietary development activities are currently focused on five clinical candidates:

•	the hemato-oncological program MOR208, for which MorphoSys holds exclusive worldwide commercial rights,

•	the hemato-oncological program MOR202, for which MorphoSys signed a regional licensing agreement with I-Mab in November 2017 for development in China, Hong Kong, Taiwan and Macao,

•

the antibody MOR106 for the treatment of inflammatory diseases for which MorphoSys and Galapagos entered into an exclusive licensee agreement with Novartis in July 2018, under which MorphoSys and Galapagos will continue to support the current clinical development, while all costs will be fully borne by Novartis,

•	the lanthipeptide MOR107 developed by MorphoSys’s Dutch subsidiary Lanthio Pharma,

•	and the antibody MOR103/GSK3196165, which has been fully out-licensed to GlaxoSmithKline (GSK), currently in clinical investigation at GSK for the treatment of rheumatoid arthritis.

MOR208 is an investigational Fc-engineered therapeutic antibody targeting CD19, a molecule that can be found on the surface of certain blood cancer cells. The antibody is in clinical development for the treatment of B cell malignancies. MorphoSys is currently investigating MOR208 in three clinical studies in combination with other cancer drugs in the indications DLBCL and CLL/SLL. In addition to the three ongoing studies, MorphoSys is currently evaluating a broadening or extension of the MOR208 clinical development program to other indications and/or additional treatment lines.

The main focus of the current MOR208 development program is on relapsed or refractory diffuse large B cell lymphoma (r/r DLBCL). Two of the three ongoing MOR208 studies, namely the L-MIND and B-MIND trials, are being conducted in this indication. Both trials are focusing on r/r DLBCL patients who are not eligible for high-dose chemotherapy (HDC) and subsequent autologous stem cell transplantation (ASCT). The available therapy options for this group of patients are currently very limited, thus the Company sees a high unmet medical need for new treatment alternatives.

The phase 2 L-MIND study (Lenalidomide-MOR208 IN DLBCL) is designed as an open-label, single-arm study with the primary endpoint being the overall response rate (ORR) and multiple secondary endpoints, including progression-free survival (PFS), overall survival (OS) and time to progression (TTP). The recruitment of a total of 81 patients was completed in November 2017, and the subsequent treatment and observation within the study was continued in the reporting quarter. In October 2017, the US Food and Drug Administration (FDA) granted breakthrough therapy designation (BTD) for the drug combination MOR208 and lenalidomide based on interim data from the L-MIND trial. MorphoSys’s goal is to obtain regulatory approval for MOR208 in the United States based on this breakthrough therapy designation as soon as possible. During the quarter, the Company continued its interactions with the FDA to evaluate possible paths to market for MOR208, including the possibility of an expedited regulatory submission and approval based primarily on the L-MIND study. It is

MorphoSys – III/2018

Group Interim Statement	7

intended to present updated interim results on all 81 patients enrolled in the L-MIND study at this year’s American Society of Hematology (ASH) conference, which will be held in San Diego, California, in early December.

The phase 2/3 study named B-MIND (Bendamustine – MOR208 IN DLBCL) is designed to evaluate the safety and efficacy of MOR208 combined with the chemotherapeutic agent bendamustine in comparison to the cancer drug rituximab plus bendamustine. The study plans to enroll 330 patients worldwide suffering from r/r DLBCL. The study is currently in the phase 3 part. The recruitment and treatment of patients continued in the reporting quarter as scheduled.

In addition to the two combination trials in DLBCL, MorphoSys has been evaluating MOR208 in a phase 2 combination trial in chronic lymphocytic leukemia (CLL) and small lymphocytic lymphoma (SLL) since December 2016. The trial, named COSMOS (CLL patients assessed for ORR & Safety in the MOR208 Study), is specifically designed to evaluate the safety of MOR208 in combination with the cancer drugs idelalisib (cohort A) and venetoclax (cohort B). The study enrolls patients for whom prior therapy with a Bruton’s tyrosine kinase (BTK) inhibitor, such as ibrutinib, has been discontinued. It is intended to present data from cohort B, in which patients receive MOR208 in combination with venetoclax, at this year’s American Society of Hematology (ASH) conference to be held in San Diego, California, in early December.

MOR202 is directed against CD38, an antigen, which is uniformly highly expressed on the surface of malignant plasma cells. MOR202 is currently being evaluated in a clinical phase 1/2a dose-escalation trial in pre-treated patients with relapsed/refractory multiple myeloma (MM), a form of bone marrow cancer. The trial comprises three study cohorts: MOR202, MOR202 in combination with the immunomodulatory drug lenalidomide and MOR202 in combination with the immunomodulatory agent pomalidomide, each in combination with low-dose dexamethasone. Patient enrollment in the trial is complete, and treatment and observation is still ongoing. It is intended to present study results at this year’s American Society of Hematology (ASH) conference to be held in San Diego, California, in early December.

In November 2017, MorphoSys and I-Mab Biopharma signed a regional license agreement for MOR202 in China, Hong Kong, Taiwan and Macao. MorphoSys expects I-Mab to initiate clinical trials in the MM indication in the first quarter of 2019. In August 2018, MorphoSys announced that I-Mab Biopharma had submitted an application to the regulatory authorities in China for the approval of the investigational new drug TJ202/MOR202 for clinical development in multiple myeloma. MorphoSys will continue to support its partner I-Mab as planned in its development of MOR202 for the Chinese market.

As previously announced, MorphoSys will discontinue the development of MOR202 in multiple myeloma beyond completion of the current phase 1/2a study. This is consistent with earlier announcements that the Company would not develop MOR202 in MM without having a suitable partner. MorphoSys continues to evaluate the potential development of MOR202 in other indications outside of cancer, including certain autoimmune diseases.

MOR106 is a fully human antibody based on MorphoSys’s Ylanthia platform and the first publicly disclosed antibody directed against IL-17C in clinical development worldwide. MOR106 was jointly discovered by MorphoSys and Galapagos. The drug is being investigated in a phase 2 study named IGUANA in patients with moderate to severe atopic dermatitis, which started in May 2018. A phase 1 bridging study with subcutaneous administration of MOR106 was initiated in September 2018. In this double-arm study, MOR106 is first administered subcutaneously or intravenously to healthy

MorphoSys – III/2018

8	Group Interim Statement

volunteers (study part 1). In the second part of the study, patients with moderate to severe atopic dermatitis will be treated with several subcutaneously administered doses of MOR106 for 12 weeks.

On July 19, 2018, MorphoSys and Galapagos NV signed an exclusive global license agreement with Novartis Pharma AG for the further development and commercialization of MOR106. The approval of the transaction by the US antitrust authorities under the Hart-Scott-Rodino Act took place in early September 2018. Novartis gained exclusive, worldwide rights to market any products resulting from the agreement. With the signing of the agreement, all future research, development, manufacturing and commercialization costs for MOR106 will be borne by Novartis. MorphoSys and Galapagos have jointly received an upfront payment of € 95 million from Novartis. In addition, MorphoSys and Galapagos are eligible to collectively receive performance-based milestone payments of up to approximately € 850 million, as well as tiered royalties on net commercial sales in the range of up to low-teens to low-twenties. MorphoSys and Galapagos will share all payments equally (50/50). Under the terms of the agreement, MorphoSys and Galapagos will complete the ongoing phase 2 IGUANA trial and a phase 1 bridging study, in addition to initiating additional studies to support the development of MOR106 in atopic dermatitis. Under the agreement, Novartis will explore the potential of MOR106 in indications beyond atopic dermatitis.

MOR107 is a lanthipeptide based on the proprietary technology platform of the Company’s Dutch subsidiary, Lanthio Pharma B.V., and the first lanthipeptide in MorphoSys’s clinical pipeline. Following the completion of a phase 1 clinical study in healthy volunteers, MorphoSys is conducting pre-clinical investigation of MOR107 in cancer indications.

MOR103/GSK3196165 was out-licensed to GlaxoSmithKline (GSK). GSK conducted clinical studies of this HuCAL antibody in rheumatoid arthritis (RA) and inflammatory hand osteoarthritis, including a phase 2b study in RA and a phase 2a study in patients suffering from inflammatory hand osteoarthritis. The corresponding study data were accepted for presentation at this year’s annual meeting of the American College of Rheumatology (ACR) in October 2018 and were published on the ACR Conference website in September 2018. GSK also announced that it did not intend to pursue further development in hand osteoarthritis.

Other programs: In addition to those programs listed above, MorphoSys is pursuing several proprietary programs in the early phases of research and development.

On September 30, 2018, the number of proprietary therapeutic antibody programs totaled 12, two of which were out-licensed (December 31, 2017: 13 programs, one of which was out-licensed). Five of these programs are in clinical development, one is in pre-clinical development, and six are in the discovery stage.

PARTNERED DISCOVERY

The Partnered Discovery segment comprises the activities and programs in which MorphoSys is contracted by its partners to apply its proprietary technology to discover new antibodies. Partners are then responsible for the products’ clinical development and subsequent commercialization with MorphoSys participating in the later development and commercialization success through predefined milestone payments and royalties. The most advanced partnered program in this segment is the antibody Tremfya® (guselkumab), developed by Janssen and approved for the treatment of moderate to severe plaque psoriasis in the United States, Canada, the European Union and several other countries as well as in Japan for the treatment of psoriasis and psoriatic arthritis. Another late-stage program is and Roche’s antibody gantenerumab, which since June 2018 is under development in two new phase 3 clinical trials for the treatment of patients suffering from early Alzheimer’s disease.

MorphoSys – III/2018

Group Interim Statement	9

In July 2018, MorphoSys announced that its licensee, Janssen, initiated a clinical development program with Tremfya® (guselkumab) in Crohn’s disease. The program, named GALAXI, aims to evaluate the efficacy and safety of Tremfya® in patients with moderate to severe Crohn’s disease and consists of three separate studies, a phase 2 trial (GALAXI 1) followed by two phase 3 trials (GALAXI 2 & 3). In connection with the launch of the GALAXI program, MorphoSys received two milestone payments from Janssen. In addition, Tremfya® (guselkumab) is currently being evaluated in two phase 3 trials in psoriatic arthritis.

In September 2018, Janssen presented positive long-term patient-reported outcomes from the phase 3 VOYAGE 1&2 trials of Tremfya® in patients with moderate to severe psoriasis at the European Academy of Dermatology and Venerology (EADV) Congress in Paris, France. Patients with psoriasis who switched to Tremfya® treatment following an initial inadequate response to adalimumab showed a clinically relevant improvement in long-term patient-reported outcomes, according to Janssen. As stated in a press release published by Janssen on September 12, 2018, the study results showed that a change in therapy to treatment with Tremfya® (guselkumab) at week 28, after a previous inadequate patient response to treatment with adalimumab, led to a sustained improvement in patient-reported outcomes by treatment week 100. According to Janssen, this applied both to the Psoriasis Symptom and Sign Diary (PSSD) value and to the Dermatology Life Quality Index (DLQI), which assess the quality of life with skin diseases from the patient’s point of view.

In late September 2018, Janssen also announced the initiation of a phase 3 clinical trial (PROTOSTAR) with Tremfya® (guselkumab) in pediatric psoriasis patients. According to the clinicaltrials.gov website, the PROTOSTAR study is expected to enroll approximately 125 children aged 6 to 18 years suffering from psoriasis. The study will examine the efficacy, safety and pharmacokinetics of guselkumab compared to etanercept and placebo.

In September 2018, MorphoSys and LEO Pharma announced the expansion of their existing strategic alliance to develop antibodies in the field of dermatology. MorphoSys will use its proprietary peptide technology to identify new drugs and drug components for target molecules selected by LEO Pharma. MorphoSys will receive R&D and success-based payments for reaching development, regulatory and commercialization milestones. In addition, MorphoSys will receive royalties on net sales arising from any commercialization of peptide-based drugs by LEO Pharma. LEO Pharma will have exclusive worldwide rights to the drugs and will be responsible for the development and commercialization of the resulting dermatology medicines. MorphoSys has an exclusive option to secure worldwide rights to all oncology medicines resulting from this cooperation.

During the first nine months of 2018, the number of therapeutic antibody programs in the Partnered Discovery segment increased to a total of 103 (December 31, 2017: 101). Of these programs, 24 are in clinical development, 24 in pre-clinical development and 55 in the discovery stage.

CORPORATE DEVELOPMENTS

On July 2, 2018, MorphoSys AG formed its wholly owned subsidiary, MorphoSys US, Inc., under Section 102 of the General Company Law of the State of Delaware. The company is fully consolidated in the scope of consolidation of MorphoSys AG since its foundation. The focus of the MorphoSys subsidiary in the U.S. will be on building a strong presence in the U.S. to prepare for the planned commercialization of MOR208. The operations of MorphoSys US Inc. will be based in the state of New Jersey.

In July 2018, MorphoSys AG acquired a minority shareholding position of 19.9% in adivo GmbH, Martinsried, in the context of a seed financing. adivo is a spin-off of MorphoSys AG that is dedicated to

MorphoSys – III/2018

10	Group Interim Statement

the research and development of veterinary therapeutics. In addition to the two founding shareholders, who are two former employees of MorphoSys, the only other strategic investors in adivo are two financial investors and MorphoSys. Under a licensing agreement, MorphoSys granted adivo rights to a fully synthetic canine antibody library based on MorphoSys’s proven modular combinatorial approach.

In early September, MorphoSys reported that the Company’s shares will be included in the MDAX as of September 24, 2018. The Company will remain a member of the TecDAX segment, which it has been since 2004. The simultaneous inclusion in both the MDAX and TecDAX indices is based on a revision in rules of the Deutsche Börse for indices, which came into force on September 24, 2018. In future, the TecDAX will include the 30 largest stocks in terms of market capitalization and trading volume that are focused on technology. The MDAX will now track the 60 largest listed companies with the highest trading volume after the DAX index, which continues to contain the 30 largest stocks in Germany.

Human Resources

On September 30, 2018, the MorphoSys Group had 322 employees (December 31, 2017: 326). During the first nine months of 2018, the number of employees at the MorphoSys Group averaged 316.

Key Financial Figures

In the interim statements, MorphoSys reports the key financial figures that are important for the Group’s internal control: revenues, operating expenses, EBIT (defined as earnings before finance income, finance expenses, impairment losses on financial assets and income taxes), segment results and the liquidity position. The presentation of the key financial figures may be expanded accordingly to include material business transactions that affected other line items of the income statement or balance sheet in a given quarter.

Revenues

Compared to the same period of the previous year, Group revenues increased to € 66.0 million (Q1-Q3 2017: € 38.6 million). This increase resulted mainly from the exclusive global agreement signed in July 2018 between MorphoSys and Galapagos NV with Novartis Pharma AG for the development and commercialization of their joint drug program MOR106. MorphoSys and Galapagos jointly received an upfront payment of € 95 million, which will be shared equally (50/50) by MorphoSys and Galapagos under their 2008 agreement.

Success-based payments including royalties accounted for 22% or € 14.2 million (Q1-Q3 2017: 10% or € 4.0 million) of total revenues. From a geographical standpoint, MorphoSys generated 22%, or € 14.4 million, of its commercial revenues from North American-based biotechnology, pharmaceutical and non-profit companies and 78%, or € 51.6 million from clients based primarily in Europe and Asia. In the same period of the previous year, these shares were 13% and 87%, respectively. Around 97% of Group revenues were attributable to Novartis, Janssen and LEO Pharma (Q1-Q3 2017: 92% with Novartis, Janssen and LEO Pharma).

MorphoSys – III/2018

Group Interim Statement	11

The Group has been applying IFRS 15, the new accounting standard governing revenue recognition, as of January 1, 2018 by using the modified retrospective method. Using this method requires that the cumulative effects of the first adoption of IFRS 15 be recognized in accumulated deficit as of January 1, 2018 without the need for an adjustment of previous periods. Hence, deferred revenue and accumulated deficit each decreased by € 1.1 million. This effect resulted from license payments which, under IFRS 15, are to be realized at a specific point in time rather than over a period of time, as was the case under IAS 18.

Operating Expenses

COST OF SALES

Line item “cost of sales” is presented for the first time in the third quarter of 2018 and consists of expenses in connection with services being rendered while transferring projects to customers. The reason for the introduction is the generally increasing importance of this line item in the course of the planned business development of the Group. In the first nine months of 2018, cost of sales amounted to € 0.9 million.

RESEARCH AND DEVELOPMENT EXPENSES

In the first nine months of 2018, research and development expenses amounted to € 61.0 million (Q1- Q3 2017: € 79.2 million). Expenses in this area were largely driven by costs for external laboratory services in the amount of € 23.4 million (Q1-Q3 2017: € 32.7 million) as well as personnel expenses in the amount of € 19.3 million (Q1-Q3 2017: € 20.4 million). Proprietary development expenses and technology development expenses amounted to € 55.1 million in the first nine months of 2018 (Q1-Q3 2017: € 67.1 million). As part of a routine review of the Company’s proprietary product portfolio, it was decided not to continue a research-stage project. Accordingly, an impairment loss of € 1.7 million was recognized under research and development expenses.

SELLING EXPENSES

Since January 1, 2018, the Group presents “selling expenses” as a separate line item. In the first nine months of 2018, selling expenses amounted to € 3.6 million (Q1-Q3 2017: € 1.8 million). The presentation of selling expenses led to a change in the presentation of research and development expenses and general and administrative expenses for the first nine months of 2017. These items were reduced by € 1.3 million and € 0.5 million, respectively, and the corresponding amounts are now presented in “selling expenses”. The reason for the introduction of the new line item and the resulting changes in the presentation in existing line items is the rising importance of selling expenses in connection with the planned preparations for the commercialization of MOR208.

GENERAL AND ADMINISTRATIVE EXPENSES

In comparison to the same period of the previous year, general and administrative expenses increased to € 14.5 million (Q1-Q3 2017: € 11.6 million). This line item mainly comprised personnel expenses amounting to € 10.5 million (Q1-Q3 2017: € 8.9 million) and expenses for external services of € 2.3 million (Q1-Q3 2017: € 1.3 million).

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12	Group Interim Statement

Segment Reporting

The Group consists of two business segments: Proprietary Development and Partnered Discovery. The activities included in these segments have not changed since the publication of the 2017 Annual Report.

Q1-Q3	Proprietary Development		Partnered Discovery		Unallocated		Group
(in 000’s € )	2018	2017	2018	2017	2018	2017	2018	2017

External Revenues	49,104	664	16,855	37,972	0	0	65,959	38,636
Operating Expenses	(59,355)	(67,896)	(6,933)	(13,585)	(13,666)	(11,079)	(79,954)	(92,560)
Segment Result	(10,251)	(67,232)	9,922	24,387	(13,666)	(11,079)	(13,995)	(53,924)
Other Income	128	135	0	0	1,311	673	1,439	808
Other Expenses	0	0	0	0	(468)	(700)	(468)	(700)
Segment EBIT	(10,123)	(67,097)	9,922	24,387	(12,823)	(11,106)	(13,024)	(53,816)
Finance Income							282	682
Finance Expenses							(613)	(1,248)
Impairment Losses on Financial Assets							(429)	0
Profit before Taxes							(13,784)	(54,382)
Income Tax Benefit / (Expenses)							976	(753)
Net Loss							(12,808)	(55,135)

Q3	Proprietary Development		Partnered Discovery		Unallocated		Group
(in 000’s € )	2018	2017	2018	2017	2018	2017	2018	2017

External Revenues	48,845	204	6,190	14,843	0	0	55,035	15,047
Operating Expenses	(18,584)	(30,025)	(2,388)	(4,474)	(4,360)	(3,724)	(25,332)	(38,223)
Segment Result	30,261	(29,821)	3,802	10,369	(4,360)	(3,724)	29,703	(23,176)
Other Income	32	3	0	0	592	101	624	104
Other Expenses	0	0	0	0	(183)	(429)	(183)	(429)
Segment EBIT	30,294	(29,818)	3,802	10,369	(3,951)	(4,052)	30,145	(23,501)
Finance Income							65	510
Finance Expenses							(90)	(879)
Impairment Losses on Financial Assets							298	0
Profit before Taxes							30,418	(23,870)
Income Tax Benefit / (Expenses)							(199)	(149)
Net Profit / (Loss)							30,219	(24,019)

* Differences due to rounding.

MorphoSys – III/2018

Group Interim Statement	13

The following table provides information on the timing of the recognition of Group revenues.

Q1-Q3 2018 (in 000’s € )	Proprietary Development	Partnered Discovery

At a Point in Time	49,104	16,425
Over Time	0	430
Total	49,104	16,855

Liquidity

On September 30, 2018, the Group’s liquidity amounted to € 481.2 million, compared to € 312.2 million on December 31, 2017.

Liquidity as of September 30, 2018 is presented in the balance sheet items “cash and cash equivalents”, “financial assets at fair value, with changes recognized in profit or loss” as well as “financial assets at amortized cost”. As of December 31, 2017, liquidity had been presented in the balance sheet items “cash and cash equivalents”, “available-for-sale financial assets” as well as “financial assets classified as loans and receivables.”

The Group has applied the new IFRS 9 standard for financial instruments since January 1, 2018, whereby the exception granted by IFRS 9 Section 7.2.15 is applied for the transitional provisions for classification and measurement under which the adjustment of prior year figures is not required.

As of January 1, 2018, financial instruments – specifically money market funds – previously reported in the balance sheet item “available-for-sale financial assets” are now classified as “financial assets at fair value, with changes recognized in profit or loss.” These instruments do not meet the recognition criteria of IFRS 9 for amortized cost because their cash flows are not based solely on payments of principal and interest.

Financial instruments previously classified as “financial assets classified as loans and receivables” – namely term deposits with fixed and variable interest rates as well as corporate bonds – are now presented in the balance sheet item “other financial assets at amortized cost”. The Group’s business model at the time of initial application assumes that these financial instruments are held to collect the contractual cash flows. The cash flows only relate to payments of principal and interest on these principal amounts.

As of January 1, 2018, there was no difference between the previous carrying amounts of financial instruments in accordance with IAS 39 and the carrying amounts in accordance with IFRS 9. As a result, no change in value has been recognized in accumulated deficit as of January 1, 2018. For financial instruments previously classified as “available-for-sale financial assets”, all unrealized gains and losses recognized in the revaluation reserve as of December 31, 2017 were reclassified to accumulated deficit as of January 1, 2018, as these financial instruments are now classified as “financial assets at fair value, with changes recognized in profit or loss”. No adjustment to the reclassification was required to be made to other financial assets at amortized cost under IFRS 9 compared to the application of IAS 39.

On January 1, 2018, an expected twelve-month loss for financial instruments, namely cash and cash equivalents as well as the term deposits amounting to € 0.1 million, was recognized as strictly required by IFRS 9. All of these debt instruments at amortized cost have low credit risk, allowing risk provisions to

MorphoSys – III/2018

14	Group Interim Statement

remain limited to the expected twelve-month losses. The simplified impairment model was applied for accounts receivable resulting in the recognition of risk provisions of € 0.1 million on January 1, 2018.

MorphoSys did not apply hedge accounting under IAS 39 as of December 31, 2017, nor in the first nine months of 2018, so that IFRS 9 had no impact on hedge accounting.

The increase in liquidity resulted primarily from the capital increases in April 2018 as part of the IPO in the United States, which yielded net proceeds of € 178.6 million (net of bank commissions and other fees). These proceeds were partially offset by the use of cash and cash equivalents for operations in the first nine months of 2018.

Subsequent Events

After the end of the reporting period, there was a personnel change at MorphoSys’s U.S. subsidiary. As of November 1, 2018, James Hussey was appointed as Acting President of MorphoSys US Inc., succeeding Jennifer Herron who has resigned from her role as President of MorphoSys US Inc. and Executive Vice President, Global Commercial.

MorphoSys – III/2018

Group Interim Statement	15

Financial Guidance

MorphoSys confirms its 2018 financial guidance which had been increased after signing an agreement with Novartis for MOR106 in July 2018. In the light of the recent positive development of Tremfya® royalties, MorphoSys expects revenues at the top of the guided range of € 67 million to € 72 million (up from previously € 20 million to € 25 million) and earnings before interest and taxes (EBIT) of € -55 million to € -65 million (up from previously € -110 million to € -120 million). R&D expenses for proprietary programs and technology development are expected to be in a range of € 87 million to € 97 million (previous guidance: € 95 million to € 105 million). This guidance does not include additional revenues from potential future collaborations and/or license agreements nor any effects from possible in-licensing or development partnerships for new drug candidates.

MorphoSys – III/2018

16	Group Interim Statement

Consolidated Statement of Income (IFRS) – (unaudited)

in €	Q3 2018	Q3 2017	Q1-Q3 2018	Q1-Q3 2017

Revenues	55,035,283	15,047,279	65,959,024	38,635,939
Operating Expenses
Cost of Sales	(904,114)	0	(904,114)	0
Research and Development	(18,010,545)	(33,743,994)	(60,991,790)	(79,171,018)
Selling	(1,270,168)	(467,653)	(3,562,762)	(1,797,979)
General and Administrative	(5,146,900)	(4,011,057)	(14,495,774)	(11,591,008)
Total Operating Expenses	(25,331,727)	(38,222,704)	(79,954,440)	(92,560,005)
Other Income	623,943	103,070	1,439,248	807,729
Other Expenses	(182,791)	(428,977)	(468,051)	(699,922)
Earnings before Interest and Taxes (EBIT)	30,144,708	(23,501,332)	(13,024,219)	(53,816,259)
Finance Income	64,618	509,954	281,754	681,693
Finance Expenses	(89,942)	(879,134)	(612,835)	(1,248,420)
Impairment Losses on Financial Assets	298,000	0	(429,000)	0
Income Tax Benefit / (Expenses)	(198,213)	(148,641)	976,447	(752,996)
Consolidated Net Profit / (Loss)	30,219,171	(24,019,153)	(12,807,853)	(55,135,982)
Earnings per Share, basic and diluted	-	(0.83)	(0.41)	(1.91)
Earnings per Share, basic	0.96	-	-	-
Earnings per Share, diluted	0.95	-	-	-
Shares Used in Computing Earnings per Share, basic and diluted	-	29,004,542	31,266,212	28,911,735
Shares Used in Computing Earnings per Share, basic	31,525,291	-	-	-
Shares Used in Computing Earnings per Share, diluted	31,657,349	-	-	-

MorphoSys – III/2018

Group Interim Statement	17

Consolidated Balance Sheet (IFRS)

in €	September 30, 2018 (unaudited)	Dec. 31, 2017 (audited)

ASSETS
Current Assets
Cash and Cash Equivalents	120,974,474	76,589,129
Available-for-sale Financial Assets	0	86,538,195
Financial Assets classified as Loans and Receivables	0	149,059,254
Financial Assets at Fair Value through Profit or Loss	58,857,248	0
Other Financial Assets at Amortized Cost	250,184,722	0
Accounts Receivable	14,187,590	11,234,308
Income Tax Receivables	150,042	654,511
Other Receivables	173,122	84,727
Inventories, Net	264,236	300,753
Prepaid Expenses and Other Current Assets	11,618,949	16,219,761
Total Current Assets	456,410,383	340,680,638
Non-current Assets
Property, Plant and Equipment, Net	2,936,435	3,526,351
Patents, Net	4,132,592	4,669,128
Licenses, Net	2,546,507	2,999,074
In-process R&D Programs	50,418,227	52,158,527
Software, Net	255,699	655,399
Goodwill	7,364,802	7,364,802
Other Financial Assets at Amortized Cost, Net of Current Portion	51,197,089	0
Shares at Fair Value through Other Comprehensive Income	359,458	0
Prepaid Expenses and Other Assets, Net of Current Portion	3,082,719	3,344,292
Total Non-current Assets	122,293,528	74,717,573
Total Assets	578,703,911	415,398,211

MorphoSys – III/2018

18	Group Interim Statement

in €	September 30, 2018 (unaudited)	Dec. 31, 2017 (audited)

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts Payable and Accrued Expenses	38,479,663	44,811,718
Tax Provisions	208,034	314,944
Provisions	357,156	1,185,741
Current Portion of Deferred Revenue	607,071	1,388,638
Total Current Liabilities	39,651,924	47,701,041
Non-current Liabilities
Provisions, Net of Current Portion	23,166	23,166
Deferred Revenue, Net of Current Portion	168,799	306,385
Convertible Bonds due to Related Parties	71,517	87,785
Deferred Tax Liability	6,835,460	7,811,258
Other Liabilities, Net of Current Portion	730,501	797,537
Total Non-current Liabilities	7,829,443	9,026,131
Total Liabilities	47,481,367	56,727,172

Stockholders’ Equity
Common Stock	31,839,572	29,420,785
Ordinary Shares Issued (31,839,572 and 29,420,785 for 2018 and 2017, respectively)
Ordinary Shares Outstanding (31,556,262 and 29,101,107 for 2018 and 2017, respectively)
Treasury Stock (283,310 and 319,678 shares for 2018 and 2017, respectively), at Cost	(10,482,820)	(11,826,981)
Additional Paid-in Capital	619,319,288	438,557,856
Revaluation Reserve	0	(105,483)
Translation Reserve	(52,036)	0
Accumulated Deficit	(109,401,460)	(97,375,138)
Total Stockholders’ Equity	531,222,544	358,671,039
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	578,703,911	415,398,211

MorphoSys – III/2018

Group Interim Statement	19

Consolidated Statement of Changes in Stockholder’ Equity (IFRS) – (unaudited)

	Common Stock
	Shares	€

Balance as of January 1, 2017	29,159,770	29,159,770
Compensation Related to the Grant of Stock Options, Convertible Bonds and Performance Shares	0	0
Exercise of Convertible Bonds Issued to Related Parties	185,978	185,978
Transfer of Treasury Stock for Long-Term Incentive Program	0	0
Transfer of Treasury Stock to Members of the Management Board	0	0
Reserves:
Change in Unrealized Gains and Losses on Available-for-sale Financial Assets and Bonds, Net of Tax Effects	0	0
Change in Unrealized Gains on Cash Flow Hedges, Net of Tax Effects	0	0
Consolidated Net Loss	0	0
Total Comprehensive Income	0	0
Balance as of September 30, 2017	29,345,748	29,345,748
Balance as of December 31, 2017	29,420,785	29,420,785
Application of IFRS 9	0	0
Application of IFRS 15	0	0
Balance as of January 1, 2018	29,420,785	29,420,785
Capital Increase, Net of Issuance Cost of € 15,038,362	2,386,250	2,386,250
Compensation Related to the Grant of Stock Options, Convertible Bonds and Performance Shares	0	0
Exercise of Convertible Bonds Issued to Related Parties	32,537	32,537
Transfer of Treasury Stock for Long-Term Incentive Program	0	0
Transfer of Treasury Stock to Related Parties	0	0
Reserves:
Foreign Currency Losses from Consolidation	0	0
Consolidated Net Loss	0	0
Total Comprehensive Income	0	0
Balance as of September 30, 2018	31,839,572	31,839,572

MorphoSys – III/2018

20	Group Interim Statement

Treasury Stock		Additional Paid-in Capital	Revaluation Reserve	Translation Reserve	Accumulated Deficit	Total Stockholders’ Equity
Shares	€	€	€		€	€

396,010	(14,648,212)	428,361,175	136,101	0	(27,548,669)	415,460,165
0	0	3,905,010	0	0	0	3,905,010
0	0	5,726,546	0	0	0	5,912,524
(61,323)	2,266,498	(2,266,498)	0	0	0	0
(9,505)	351,305	(351,305)	0	0	0	0

0	0	0	119,831	0	0	119,831
0	0	0	(359,413)	0	0	(359,413)
0	0	0	0	0	(55,135,982)	(55,135,982)
0	0	0	(239,582)	0	(55,135,982)	(55,375,564)
325,182	(12,030,409)	435,374,928	(103,481)	0	(82,684,651)	369,902,135
319,678	(11,826,981)	438,557,856	(105,483)	0	(97,375,138)	358,671,039
0	0	0	105,483	0	(353,483)	(248,000)
0	0	0	0	0	1,135,014	1,135,014
319,678	(11,826,981)	438,557,856	0	0	(96,593,607)	359,558,053
0	0	176,189,256	0	0	0	178,575,506
0	0	4,911,757	0	0	0	4,911,757
0	0	1,004,580	0	0	0	1,037,117
(17,219)	636,414	(636,414)	0	0	0	0
(19,149)	707,747	(707,747)	0	0	0	0

0	0	0	0	(52,036)	0	(52,036)
0	0	0	0	0	(12,807,853)	(12,807,853)
0	0	0	0	(52,036)	(12,807,853)	(12,859,889)
283,310	(10,482,820)	619,319,288	0	(52,036)	(109,401,460)	531,222,544

MorphoSys – III/2018

Group Interim Statement	21

Consolidated Statement of Cash Flows (IFRS) – (unaudited)

Q1-Q3 (in € )	2018	2017

Operating Activities:
Consolidated Net Loss	(12,807,853)	(55,135,982)
Adjustments to Reconcile Net Loss to Net Cash Provided by / (Used in) Operating Activities:
Impairment of Assets	4,814,946	9,863,582
Depreciation and Amortization of Tangible and Intangible Assets	2,901,691	3,012,674
Net (Gain) / Loss on Sales of Financial Assets at Fair Value through Profit or Loss (2017: Available-for-sale Financial Assets)	478,670	85,283
Proceeds from Derivative Financial Instruments	(507,025)	(515,601)
Net (Gain) / Loss on Derivative Financial Instruments	169,117	620,086
Net (Gain) / Loss on Sale of Property, Plant and Equipment	(24,194)	2,046
Proceeds from recognition of previously unrecognized intangible assets	(350,000)	0
Recognition of Deferred Revenue	(987,779)	(15,369,046)
Stock-based Compensation	4,911,757	3,905,010
Income Tax (Benefit) / Expenses	(976,447)	752,996
Changes in Operating Assets and Liabilities:
Accounts Receivable	(3,065,282)	2,604,286
Prepaid Expenses and Other Assets, Tax Receivables and Other Receivables	2,587,006	(411,521)
Accounts Payable and Accrued Expenses, Tax Provisions and Provisions	(6,221,594)	67,719
Other Liabilities	(787,055)	664,142
Deferred Revenue	1,203,641	18,385,824
Income Taxes Paid	(22,830)	(1,790,609)
Net Cash Provided by / (Used in) Operating Activities	(8,683,231)	(33,259,111)

MorphoSys – III/2018

22	Group Interim Statement

Q1-Q3 (in € )	2018	2017

Investing Activities:
Purchase of Financial Assets at Fair Value through Profit or Loss (2017: Available-for-sale Financial Assets)	(74,874,037)	(41,406,580)
Proceeds from Sales of Financial Assets at Fair Value through Profit or Loss (2017: Available-for-sale Financial Assets)	102,505,313	26,631,500
Proceeds from Sales of Bonds, Available-for-sale	0	6,500,000
Purchase of Other Financial Assets at Amortized Cost (2017: Financial Assets Classified as Loans and Receivables)	(282,910,000)	(73,000,000)
Proceeds from Sales of Other Financial Assets at Amortized Cost (2017: Financial Assets Classified as Loans and Receivables)	129,992,953	135,998,517
Purchase of Property, Plant and Equipment	(791,253)	(1,046,610)
Proceeds from Disposals of Property, Plant and Equipment	28,445	0
Purchase of Intangible Assets	(496,375)	(11,603,168)
Purchase of Financial Assets at Fair Value through Other Comprehensive Income	(9,458)	0
Interest Received	81,652	205,608
Net Cash Provided by / (Used in) Investing Activities	(126,472,760)	42,279,267

Financing Activities:
Proceeds of Share Issuance	193,613,868	0
Cost of Share Issuance	(15,038,362)	0
Proceeds in Connection with Convertible Bonds Granted to Related Parties	1,020,849	5,819,535
Interest Paid	(2,898)	0
Net Cash Provided by / (Used in) Financing Activities	179,593,457	5,819,535
Effect of Exchange Rate Differences on Cash	(52,121)	0
Increase / (Decrease) in Cash and Cash Equivalents	44,437,466	14,839,691
Cash and Cash Equivalents at the Beginning of the Period	76,589,129	73,928,661
Cash and Cash Equivalents at the End of the Period	120,974,474	88,768,352

MorphoSys – III/2018

Group Interim Statement	23

Imprint

MorphoSys AG

Semmelweisstr. 7

82152 Planegg

Germany

Tel:          +49-89-89927-0

Fax:          +49-89-89927-222

Email:     info@morphosys.com

www.morphosys.de

Corporate Communications and Investor Relations

Tel.:          +49-89-89927-404

Fax:         +49-89-89927-5404

Email:     investors@morphosys.com

Published on November 5, 2018

This quarterly statement is also available in German and may be downloaded from the Company’s website (PDF).

Concept and Design

3st kommunikation GmbH, Mainz

Translation

Klusmann Communications, Niedernhausen

Produced in-house using firesys.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, Ylanthia®, 100 billion high potentials®, arYla®, CysDisplay®, RapMAT®, LanthioPep®, Lanthio Pharma® and Slonomics® are registered trademarks of the MorphoSys Group. Tremfya® is a registered trademark of Janssen Biotech, Inc.

MorphoSys – III/2018

Financial Calendar 2018

MARCH 13, 2018	PUBLICATION OF 2017 YEAR-END RESULTS
MAY 2, 2018	PUBLICATION OF FIRST QUARTER INTERIM STATEMENT 2018
MAY 17, 2018	2018 ANNUAL GENERAL MEETING IN MUNICH
AUGUST 1, 2018	PUBLICATION OF 2018 HALF-YEAR REPORT
NOVEMBER 5, 2018	PUBLICATION OF THIRD QUARTER INTERIM STATEMENT 2018

MorphoSys AG

Semmelweisstr. 7

82152 Planegg

Germany

Tel.:     +49-89-89927-0

Fax:     +49-89-89927-222

www.morphosys.com

MorphoSys – III/2018